Pursuant to 253(g)(2)

File No. 024-10943

Cardone Equity Fund VI, LLC

(the “Company”)

Supplement No. 2

To the Offering Circular dated September 26, 2019

Date of this Supplement February 10, 2020

This document supplements, and should be read in conjunction with, the Offering Circular of Cardone Equity Fund VI LLC (“we”, “our”, “us” or the “Company”), dated September 26, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on December 23, 2019 (the “Offering Circular”) as well as with Supplement No. 1 dated December 23, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to update investors on our recent developments and acquisitions.

Our Manager, Grant Cardone, recently acquired 100% of the interests in a limited liability company (“Property LLC”) that owns the property known as “The Retreat at PCB.” The Retreat at PCB is a 360-unit multifamily property on 25.8 acres. Built in 2008, the property has a net residential area of 361,968 square feet and is located at 90 Sandal Lane, Panama City Beach, Florida. The property itself is considered a Class A property.

It is expected that in the next thirty (30) days the Company, will acquire some of the interests in the Property LLC in exchange for capital. Interests will be purchased as funds are available and will be based on the seller’s (Grant Cardone or a related entity) original purchase price.

The Company intends on disclosing financial information regarding The Retreat at PCB as the financial statements are prepared for the next financial reports provided by the Company.

The Company anticipates purchasing further interests in multifamily real estate properties as acquisition investments become available.